Exhibit 99.1

Kingsoft Cloud Announces Unaudited Fourth Quarter and Fiscal Year 2023 Financial Results

BEIJING, March 20, 2024 — Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) (NASDAQ: KC and HKEX: 3896), a leading independent cloud service provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2023.

Mr. Tao Zou, Chief Executive Officer of Kingsoft Cloud, commented, “In 2023, we continued to uphold the principle of high-quality and sustainable development and have accomplished significant achievements. During the year, we continued to optimize our business mix, and have exhibited remarkable agility in embracing the advent of the AIGC era. We increasingly tapped into the structural and tangible opportunities of AI related cloud computing demands within the Xiaomi and Kingsoft ecosystem, while partnering with well-known independent AI unicorns in long-term strategic cooperation, altogether contributing approximately 8% of revenues from public cloud services in the fourth quarter 2023. In terms of technology, we founded our AI Research Center, and have launched our Model as a Services (MaaS) mutual trust dedicated zone solutions, which was pioneered in data security features of MaaS solutions.

In terms of talents strategy, our Wuhan Research Center progressing swiftly. By the end of 2023, we have over 500 employees in Wuhan, occupying around 40% of our total research and development staff. The Beijing-Wuhan dual Research Center strategy builds solid foundations to our long-term talents development. Looking forward, we will continue to focus on high-quality revenue expansion, improve our profitability and create true value to our customers, shareholders, employees and society”.

Mr. Henry He, Chief Financial Officer of Kingsoft Cloud, added, “We are pleased to close the year with another record high profitability. During the year, we have been adjusting our revenue mix. We allocate more resources to non-CDN public cloud services and the high-quality projects of enterprise cloud, while cutting down the scale of CDN services with low-margin profile. As a result, our profitability and cash flow measures significantly improved. For the full year of 2023, adjusted gross margin was 12.2%, significantly increased by 6.8 percentage points from 5.4% in 2022. Adjusted gross profit was RMB859.9 million, almost doubled compared with RMB445.2 million in 2022. Normalized adjusted EBITDA was negative 3.4%, significantly narrowed down from negative 8.9% in 2022. Our profitability has been consecutively improved for the last six quarters. In 2024, we expect to continue strict costs and expenses control and we believe there is still potential to further improve our profitability.”

Fourth Quarter 2023 Financial Results

Total Revenues reached RMB1,722.5 million (US$242.61 million), increased steadily by 6.0% quarter-over-quarter from RMB1,625.2 million in the third quarter 2023. The increase was mainly due to the expanded revenue from AI related customers and the intense delivery of enterprise cloud projects. Total revenues decreased by 19.2% from RMB2,131.0 million in the same period of 2022. The decrease was in line with our expectation as we proactively scale down of CDN services, and are more stringent project selection of enterprise cloud projects.

Revenues from public cloud services increased by 3.5% from RMB1,016.6 million in last quarter to RMB1,052.0 million (US$148.2 million). The increase was mainly due to the revenue contribution from new AI customers. Revenues from public cloud services decreased by 21.7%, compared with RMB1,344.3 million in the same quarter of 2022. The year-over-year decrease was mainly due to the above-mentioned scaling down of our CDN services.

Revenues from enterprise cloud services were RMB670.3 million (US$94.4 million), representing a growth of 10.2% from RMB608.5 million last quarter and a decrease of 14.7% from RMB785.9 million in the same quarter of 2022. We keep focus in selected verticals and take profitability and sustainability of the enterprise cloud projects as our priorities.

Other revenues were RMB0.2 million (US$0.02 million).

Cost of revenues was RMB1,469.3 million (US$206.9 million), representing a significant decrease of 25.4% from RMB1,969.1 million in the same quarter of 2022. IDC costs decreased significantly by 30.0% year-over-year from RMB1,057.6 million to RMB740.4 million (US$104.3 million) this quarter. The decrease was in line with our adjustment with CDN services and the less reliance on IDC services for AI computing services. Depreciation and amortization costs decreased by 39.2% from RMB241.7 million to RMB146.9 million (US$20.7 million). The decrease was mainly due to the impairment of our long-lived assets. Solution development and services costs increased by 8.0% from RMB465.8 million to RMB502.9 million (US$70.8 million) this quarter. The increase was mainly due to the increase of solution personnel demands from Camelot. Fulfillment costs and other costs were RMB9.4 million (US$1.3 million) and RMB69.7 million (US$9.8 million) this quarter, which is in line with our enterprise cloud projects’ quality control strategy.

1   This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.0999 to US$1.00, the noon buying rate in effect on December 31, 2023 as certified for customs purposes by the Federal Reserve Bank of New York.

Gross profit was RMB253.1 million (US$35.7 million), a significant increase of 56.3% from RMB162.0 million in the same period in 2022, demonstrating our improvements in revenue quality. Gross margin was 14.7%, compared with 7.6% in the same period in 2022. Non-GAAP gross profit2 was RMB262.5 million (US$37.0 million), compared with RMB168.5 million in the same period in 2022. Non-GAAP gross margin2 was 15.2%, compared with 7.9% in the same period in 2022. The significant improvement of our gross profit and margin was mainly due to our strategic adjustment of revenue mix, optimized enterprise cloud project selection and efficient cost control measures.

Total operating expenses were RMB595.9 million (US$83.9 million), significantly decreased compared with RMB1,001.1 million last quarter and RMB824.3million in the same period in 2022. Among which:

Selling and marketing expenses were RMB126.5 million (US$17.8 million), slightly increased from RMB116.4 million last quarter and maintained stable from RMB126.1 million in the same period in 2022.

General and administrative expenses were RMB294.2 million (US$41.4 million), compared with RMB 215.7 million last quarter and RMB442.8 million in the same period in 2022. The year-over-year decrease was mainly due to the Hong-Kong listing expenses incurred in 2022.

Research and development expenses were RMB175.2 million (US$24.7 million), further decreased from RMB200.4 million last quarter and RMB255.5 million in the same period in 2022. The year-over-year decrease was mainly due to the “Beijing-Wuhan” dual Research Center building and the lower employees salary level in Wuhan compared with Beijing.

Operating loss was RMB342.7 million (US$48.3 million), significantly narrowed down compared with operating loss of RMB804.8 million last quarter and RMB662.4 million in the same quarter of 2022. The improvement was mainly due to our gross profit expansion and we have been taking strict control over expenses.

Net loss was RMB286.8 million (US$40.4 million), significantly narrowed down compared with net loss of RMB789.7 million last quarter and RMB521.7 million in the same quarter of 2022. The improvements of our profitability were in line with our strategies of high quality and sustainable development, as we focus on profitable business and execute strict control over costs and expenses.

Non-GAAP net loss3 was RMB250.4 million (US$35.3 million), compared with net loss of RMB313.3 million last quarter and RMB552.7 million in the same quarter of 2022.

Non-GAAP EBITDA4 was RMB-27.7 million (US$-3.9 million), compared with RMB-45.4 million last quarter and RMB-245.1 million in the same quarter of 2022. Non-GAAP EBITDA margin was -1.6%, compared with -2.8% last quarter and -11.5% in the same quarter of 2022.

Basic and diluted net loss per share was RMB0.08 (US$0.01), compared with RMB0.22 last quarter and RMB0.14 in the same quarter of 2022.

Cash and cash equivalents and short-term investments were RMB2,255.3 million (US$317.7 million) as of December 31, 2023, representing strong and sustainable cash reserve. We have entered Loan Facility Framework Agreement with Kingsoft Corporation on December 4, 2023, pursuant to which Kingsoft Corporation agreed to provide up to RMB1.5 billion loan facility to the company during the period commencing from December 5, 2023 and ending at December 31, 2025. The loan will be dedicated to support our AI business development.

Net cash generated from operating activities amounted to RMB16.8 million (US$2.4 million), indicating the third consecutive quarter in which we recorded positive operating cash flow.

Fiscal Year 2023 Financial Results

Total Revenues reached RMB7,047.5 million (US$992.6 million), representing a decrease of 13.8% from RMB8,180.1 million in 2022. The decrease was due to proactive scale-down of CDN services within public cloud services, and more stringent project selection of enterprise cloud services, while partially offset by the increase of revenues from AI related customers.

2   Non-GAAP gross profit is defined as gross profit excluding share-based compensation allocated in the cost of revenues and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

3   Non-GAAP net loss is defined as net loss excluding share-based compensation, impairment of long-lived assets and foreign exchange (gain) loss, and we define Non-GAAP net loss margin as adjusted net loss as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

4   Non-GAAP EBITDA is defined as Non-GAAP net loss excluding interest income, interest expense, income tax expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

•	Revenues from public cloud services were RMB4,381.7 million (US$617.2 million), representing a decrease of 18.3% from RMB5,360.3 million in 2022.

•	Revenues from enterprise cloud services were RMB2,664.0 million (US$375.2 million), representing a decrease of 5.4% from RMB2,817.0 million in 2022.

•	Other revenues were RMB1.7 million (US$0.2 million).

Cost of revenues was RMB6,197.3 million (US$872.9 million), representing a decrease of 20.0% from RMB7,750.6 million in 2022. Among which: IDC costs decreased by 24.9% to RMB3,211.2 million (US$452.3 million) from RMB4,275.3 million in 2022. The decrease was in line with our adjustment of CDN services. Depreciation and amortization costs were RMB774.0 million (US$109.0 million), compared with RMB990.7 million in 2022, mainly as a result of impairment of long-live assets. Fulfillment costs were RMB229.5 million (US$32.3 million), representing a decrease of 42.2% from RMB396.8 million in 2022. The decrease was mainly because we have been focusing more on cloud-native and software-layer enterprise cloud projects. Solution development and services costs were RMB1,804.8 million (US$254.2million) in 2023, compared with RMB1,873.9 million in 2022.

Gross profit increased by 97.9% to RMB850.2 million (US$119.7 million) in 2023, from RMB429.5 million in 2022. Gross margin increased to 12.1%, from 5.3% in 2022. Non-GAAP gross profit increased to RMB859.9 million (US$121.1 million) in 2023, from RMB445.2 million in 2022. Non-GAAP gross margin increased to 12.2% in 2023 from 5.4% in 2022. Such increases were primarily because of the optimization of revenue mix and our effective cost controls.

Selling and marketing expenses were RMB460.2 million (US$64.8 million), compared with RMB560.1 million in 2022. The decrease was mainly because certain of share-based compensations have been fully vested.

General and administrative expenses were RMB1,060.0 million (US$149.3 million), compared with RMB1,149.7 million in 2022. The decrease was mainly due to the strict control over daily operating expenses.

Research and development expenses were RMB784.8 million (US$110.5 million), compared with RMB971.2 million in 2022. The decrease was mainly due to the workforce transition from Beijing to Wuhan.

Impairment of long-lived assets was RMB653.7 million (US$92.1 million), mainly attributable to impairment loss of public cloud asset group.

Operating loss was RMB2,108.6 million (US$297.0 million), compared with RMB2,251.4 million in 2022.

Net loss was RMB2,183.6 million (US$307.6 million), compared with net loss of RMB2,688.4 million in 2022.

Non-GAAP net loss was RMB1,291.1 million (US$181.9 million), compared with net loss of RMB1,993.9 million in 2022.

Non-GAAP EBITDA was RMB-265.1 million (US$-37.3 million), compared with RMB-755.0 million in 2022. Non-GAAP EBITDA margin was -3.8%, compared with -9.2% in 2022.

Basic and diluted net loss per share was RMB0.61 (US$0.09), compared with RMB0.73 in 2022.

Outstanding ordinary shares were 3,562,097,466 as of December 31, 2023, equivalent to about 237,473,164 ADSs.

Conference Call Information

Kingsoft Cloud’s management will host an earnings conference call on Wednesday, March 20, 2024 at 8:15 A.M., U.S. Eastern Time (8:15 P.M., Beijing/Hong Kong Time on the same day).

Participants can register for the conference call by navigating to https://register.vevent.com/register/BI01533ed48646479caee2aeaff27efdd8. Once preregistration has been completed, participants will receive dial-in numbers, direct event passcode, and a unique access PIN.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference instantly.

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.ksyun.com.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In evaluating our business, we consider and use certain non-GAAP measures, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP EBITDA, Non-GAAP EBITDA margin, Non-GAAP net loss and Non-GAAP net loss margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define Non-GAAP gross profit as gross profit excluding share-based compensation allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. We define Non-GAAP net loss as net loss excluding share-based compensation, foreign exchange (gain) loss and impairment of long-lived assets, and we define Non-GAAP net loss margin as adjusted net loss as a percentage of revenues. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars, in this press release, were made at a rate of RMB7.0999 to US$1.00, the noon buying rate in effect on December 31, 2023 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook, and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’s business and industry; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Kingsoft Cloud’s business operations and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC and HKEX:3896) is a leading independent cloud service provider in China. With extensive cloud infrastructure, cutting-edge cloud-native products based on vigorous cloud technology research and development capabilities, well-architected industry-specific solutions and end-to-end fulfillment and deployment, Kingsoft Cloud offers comprehensive, reliable and trusted cloud service to customers in strategically selected verticals.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	Dec 31, 2022	Dec 31, 2023	Dec 31, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	3,419,166	2,255,287	317,651
Restricted cash	114,560	234,194	32,986
Accounts receivable, net	2,402,430	1,529,915	215,484
Short-term investments	1,253,670	—	—
Prepayments and other assets	1,612,022	1,812,692	255,312
Amounts due from related parties	246,505	266,036	37,470
Total current assets	9,048,353	6,098,124	858,903
Non-current assets:
Property and equipment, net	2,132,994	2,186,145	307,912
Intangible assets, net	1,008,020	834,478	117,534
Prepayments and other assets	21,263	870,781	122,647
Equity investments	273,580	259,930	36,610
Goodwill	4,605,724	4,605,724	648,703
Amounts due from related parties	5,758	56,264	7,925
Operating lease right-of-use assets	220,539	158,832	22,371
Total non-current assets	8,267,878	8,972,154	1,263,702
Total assets	17,316,231	15,070,278	2,122,605

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	909,500	1,110,896	156,466
Accounts payable	2,301,958	1,805,083	254,241
Accrued expenses and other current liabilities	2,830,826	2,838,085	399,736
Income tax payable	51,892	63,961	9,009
Amounts due to related parties	427,727	931,906	131,256
Current operating lease liabilities	136,723	78,659	11,079
Total current liabilities	6,658,626	6,828,590	961,787

Non-current liabilities:
Long-term bank loans	—	100,000	14,085
Deferred tax liabilities	167,052	142,565	20,080
Amounts due to related parties	413,464	40,069	5,644
Other liabilities	370,531	634,803	89,410
Non-current operating lease liabilities	123,059	78,347	11,035
Total non-current liabilities	1,074,106	995,784	140,254
Total liabilities	7,732,732	7,824,374	1,102,041
Shareholders’ equity:
Ordinary shares	25,062	25,443	3,584
Treasury stock	(208,385)	(208,385)	(29,350)
Additional paid-in capital	18,648,205	18,811,028	2,649,478
Statutory reserves funds	(14,700)	(21,765)	(3,066)
Accumulated deficit	(10,102,236)	(12,271,511)	(1,728,407)
Accumulated other comprehensive income	453,074	555,342	78,218
Total Kingsoft Cloud Holdings Limited shareholders’ equity	8,801,020	6,890,152	970,457
Non-controlling interests	782,479	355,752	50,107
Total equity	9,583,499	7,245,904	1,020,564
Total liabilities and shareholders’ equity	17,316,231	15,070,278	2,122,605

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Three Months Ended				Twelve Months Ended
	Dec 31, 2022	Sep 30, 2023	Dec 31, 2023	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Public cloud services	1,344,293	1,016,592	1,051,966	148,166	5,360,282	4,381,741	617,155
Enterprise cloud services	785,918	608,510	670,331	94,414	2,816,976	2,663,993	375,216
Others	802	106	153	22	2,849	1,727	243
Total revenues	2,131,013	1,625,208	1,722,450	242,602	8,180,107	7,047,461	992,614
Cost of revenues	(1,969,056)	(1,428,968)	(1,469,312)	(206,948)	(7,750,569)	(6,197,292)	(872,870)
Gross profit	161,957	196,240	253,138	35,654	429,538	850,169	119,744
Operating expenses:
Selling and marketing expenses	(126,081)	(116,438)	(126,477)	(17,814)	(560,059)	(460,221)	(64,821)
General and administrative expenses	(442,764)	(215,740)	(294,240)	(41,443)	(1,149,677)	(1,060,022)	(149,301)
Research and development expenses	(255,488)	(200,362)	(175,155)	(24,670)	(971,216)	(784,807)	(110,538)
Impairment of long-lived assets	-	(468,535)	-	-	-	(653,670)	(92,067)
Total operating expenses	(824,333)	(1,001,075)	(595,872)	(83,927)	(2,680,952)	(2,958,720)	(416,727)
Operating loss	(662,376)	(804,835)	(342,734)	(48,273)	(2,251,414)	(2,108,551)	(296,983)
Interest income	21,688	26,332	12,442	1,752	80,743	78,410	11,044
Interest expense	(31,694)	(40,800)	(46,992)	(6,619)	(137,812)	(146,026)	(20,567)
Foreign exchange gain (loss)	132,290	20,200	74,011	10,425	(334,629)	(57,211)	(8,058)
Other gain (loss), net	26,399	3,855	(16,741)	(2,358)	(43,810)	(32,673)	(4,602)
Other income, net	4,085	16,520	33,776	4,757	23,007	100,363	14,136
Loss before income taxes	(509,608)	(778,728)	(286,238)	(40,316)	(2,663,915)	(2,165,688)	(305,030)
Income tax expense	(12,049)	(10,990)	(598)	(84)	(24,473)	(17,959)	(2,529)
Net loss	(521,657)	(789,718)	(286,836)	(40,400)	(2,688,388)	(2,183,647)	(307,559)
Less: net loss attributable to non-controlling interests	(12,779)	(3,859)	(2,688)	(379)	(30,204)	(7,307)	(1,029)
Net loss attributable to Kingsoft Cloud Holdings Limited	(508,878)	(785,859)	(284,148)	(40,021)	(2,658,184)	(2,176,340)	(306,530)

Net loss per share:
Basic and diluted	(0.14)	(0.22)	(0.08)	(0.01)	(0.73)	(0.61)	(0.09)
Shares used in the net loss per share computation:
Basic and diluted	3,528,680,363	3,564,635,578	3,570,915,939	3,570,915,939	3,623,838,985	3,558,354,940	3,558,354,940
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	(136,070)	(38,904)	(67,636)	(9,526)	660,697	102,241	14,400
Comprehensive loss	(657,727)	(828,622)	(354,472)	(49,926)	(2,027,691)	(2,081,406)	(293,159)
Less: Comprehensive (loss) income attributable to non-controlling interests	(12,682)	(3,897)	(2,662)	(375)	(30,463)	(7,334)	(1,033)
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders	(645,045)	(824,725)	(351,810)	(49,551)	(1,997,228)	(2,074,072)	(292,126)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended				Twelve Months Ended
	Dec 31, 2022	Sep 30, 2023	Dec 31, 2023	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	161,957	196,240	253,138	35,654	429,538	850,169	119,744
Adjustments:
– Share-based compensation expenses	6,557	34	9,330	1,314	15,618	9,757	1,374
Adjusted gross profit	168,514	196,274	262,468	36,968	445,156	859,926	121,118

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended			Tweleve Months Ended
	Dec 31, 2022	Sep 30, 2023	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023
Gross margin	7.6%	12.1%	14.7%	5.3%	12.1%
Adjusted gross margin	7.9%	12.1%	15.2%	5.4%	12.2%

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended				Twelve Months Ended
	Dec 31, 2022	Sep 30, 2023	Dec 31, 2023	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net Loss	(521,657)	(789,718)	(286,836)	(40,400)	(2,688,388)	(2,183,647)	(307,559)
Adjustments:
– Share-based compensation expenses	101,270	28,102	110,437	15,555	359,835	181,645	25,584
– Foreign exchange loss (gain)	(132,290)	(20,200)	(74,011)	(10,424)	334,629	57,211	8,058
– Impairment of long-lived assets	-	468,535	-	-	-	653,670	92,067
Adjusted net loss	(552,677)	(313,281)	(250,410)	(35,269)	(1,993,924)	(1,291,121)	(181,850)
Adjustments:
– Interest income	(21,688)	(26,332)	(12,442)	(1,752)	(80,743)	(78,410)	(11,044)
– Interest expense	31,694	40,800	46,992	6,619	137,812	146,026	20,567
– Income tax expense	12,049	10,990	598	84	24,473	17,959	2,529
– Depreciation and amortization	285,515	242,421	187,542	26,415	1,157,424	940,482	132,464
Adjusted EBITDA	(245,107)	(45,402)	(27,720)	(3,903)	(754,958)	(265,064)	(37,334)
– Loss on disposal of property and equipment	28,788	1,324	-	-	28,788	22,996	3,239
Excluding loss on disposal of property and equipment, normalized Adjusted EBITDA	(216,319)	(44,078)	(27,720)	(3,903)	(726,170)	(242,068)	(34,095)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended			Twelve Months Ended
	Dec 31, 2022	Sep 30, 2023	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023
Net loss margin	-24.5%	-48.6%	-16.7%	-32.9%	-31.0%
Adjusted net loss margin	-25.9%	-19.3%	-14.5%	-24.4%	-18.3%
Adjusted EBITDA Margin	-11.5%	-2.8%	-1.6%	-9.2%	-3.8%
Normalized Adjusted EBITDA	-10.2%	-2.7%	-1.6%	-8.9%	-3.4%

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands)

	Three Months Ended			Twelve Months Ended
	Dec 31, 2022	Dec 31, 2023	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2023
	RMB	RMB	US$	RMB	RMB	US$
Net cash generated from (used in) operating activities	370,446	16,787	2,365	188,974	(169,070)	(23,813)
Net cash generated from (used in) investing activities	900,951	(1,414,761)	(199,265)	(32,865)	(673,186)	(94,816)
Net cash (used in) generated from financing activities	(806,656)	1,154,815	162,652	(1,152,146)	(227,852)	(32,092)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(137,369)	1,013	143	73,142	25,863	3,643
Net increase (decrease) in cash, cash equivalents and restricted cash	464,741	(243,159)	(34,248)	(996,037)	(1,070,108)	(150,721)
Cash, cash equivalents and restricted cash at beginning of period	3,206,354	2,731,627	384,742	4,456,621	3,533,726	497,715
Cash, cash equivalents and restricted cash at end of period	3,533,726	2,489,481	350,637	3,533,726	2,489,481	350,637